Exhibit 1

Transactions in the Shares of the Issuer During the Past Sixty Days

Class of Security	Amount of Securities Purchased/(Sold)	Price	Date of Purchase/Sale

FRONTFOUR MASTER FUND, LTD.

Common Shares	(500,000)	$8.6184[1]	03/11/2026
Common Shares	(223,796)	$8.6751[2]	03/12/2026
Common Shares	(140,975)	$8.5237[3]	03/13/2026

STEPHEN LOUKAS

Acquisition of Common Shares upon the Exercise of Performance Stock Units	43,300	CAD$ 11.6700	02/27/2026
Common Shares	(20,784)	CAD$ 11.6700	02/27/2026

1 The reported price represents a weighted average sale price. The range of prices at which common stock was sold was $8.53 to $8.72 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.

2 The reported price represents a weighted average sale price. The range of prices at which common stock was sold was $8.60 to $8.78 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.

3 The reported price represents a weighted average sale price. The range of prices at which common stock was sold was $8.43 to $8.62 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.